July 16, 2019

Board of Directors
The Parking REIT, Inc.
8880 W. Sunset Rd., Suite 240
Las Vegas, NV 89148

Attn: Michael Shustek, Chairman of the Board

This letter is my official resignation from the Board of Directors of The Parking REIT, Inc. with immediate effect.

I will not be able to devote the time or effort to the tasks that the Board will be dealing with this year.

My resignation is not due to any disagreement with the Board or The Parking REIT, Inc.

Yours truly,
John W. Alderfer